EXHIBIT 3.1

Amendment No. 1 to the

Bylaws of

Boston Capital Real Estate Investment Trust, Inc.

Section 11(a) of Article II of the Bylaws of Boston Capital Real Estate Investment Trust, Inc. is hereby amended and restated as follows:

SECTION 11.                          REPORTS TO STOCKHOLDERS.

(a)                                                                                  The Directors, including the Independent Directors (as such term is defined in the Articles of Incorporation), shall take reasonable steps to insure that the Company shall cause to be prepared and mailed or delivered to each Stockholder (as such term is defined in the Articles of Incorporation) as of a record date after the end of the fiscal year and each holder of other publicly held securities of the Company within one hundred twenty (120) days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the initial public offering of its securities which shall include: (i) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the Company’s Advisor and any affiliate of the Advisor by the Company and including fees or charges paid to the Advisor an any affiliate of the Advisor by third parties doing business with the Company; (iv) the Operating Expenses (as such term is defined in the Articles of Incorporation) of the Company, stated as a percentage of, for a specified period, the average of the aggregate book value of the assets of the Company invested, directly or indirectly, in properties before reserves for depreciation or bad debts or other similar non-cash reserves are subtracted, computed by taking the average of such values at the end of each month during such period as a percentage of the total revenues applicable to such period, less the total expenses applicable to such period excluding additions to reserves for depreciation, bad debts or other similar non-cash reserves, and excluding the gain from the sale of the Company’s assets; (v) a report from the Independent Directors that the policies being followed by the Company are in the best interests of its stockholders and the basis for such determination; (vi) separately stated, full disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving the Company, Directors, Advisors and any Affiliate thereof occurring in the year for which the annual report is made; and (vii) Distributions, as such term is defined in the Company’s Articles of Incorporation, to the stockholders for the period, identifying the source of such Distributions, and if such information is not available at the time of the distribution, a written explanation of the relevant circumstances will accompany the

Distributions (with the statement as to the source of Distributions to be sent to stockholders not later than sixty (60) days after the end of the fiscal year in which the distribution was made) and such further information as the Board of Directors may determine is required pursuant to any law or regulation to which the Company is subject.